SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Callaway Golf Company
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

131193104
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2020
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131193104	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,636,858 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,636,858 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,636,858 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.93%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 131193104	SCHEDULE 13D/A	Page 3 of 5 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Person.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby and amended and restated in its entirety as follows:

The 4,636,858 Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $72.1 million. Such Shares were acquired with investment funds in accounts managed by the Reporting Person and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by the Reporting Person in commingled margin accounts, which may extend margin credit to the Reporting Person from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a)-(c) and (e) of the Schedule 13D are hereby and amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 94,107,978 Shares outstanding as of March 31, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the Securities and Exchange Commission on May 11, 2020.

As of the date hereof, the Reporting Person may be deemed to beneficially own 4,636,858 Shares, representing approximately 4.93% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive power over the 4,636,858 Shares, which power is exercised by the Principal.

(c) Information concerning transactions in the Shares effected by the Reporting Person since the filing of Amendment No. 2 is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(e) July 21, 2020.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby and amended and restated in part as follows:

Exhibit A:	Transactions in the Shares of the Issuer since the filing of Amendment No. 2

CUSIP No. 131193104	SCHEDULE 13D/A	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2020

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Chief Legal Counsel and Chief Compliance Officer

CUSIP No. 131193104	SCHEDULE 13D/A	Page 5 of 5 Pages

EXHIBIT A

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 2

The following tables set forth all transactions in the Shares effected since the filing of Amendment No. 2 by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. Where a price range is provided in the column Price Range ($), the price reported in that row's column Price Per Share ($) is a weighted average price. These Shares were sold in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
06/22/20	(100,000)	17.21	17.20 – 17.25
06/23/20	(100,000)	17.47	17.45 – 17.52
06/29/20	(100,000)	17.65
06/30/20	(7,132)	17.72
07/01/20	(142,868)	17.95	17.74 – 18.04
07/17/20	(1,759)	17.95
07/20/20	(129,208)	18.01	17.95 – 18.02
07/21/20	(750,087)	18.64	18.56 – 18.90